LENG UNIVERSAL, INC.
157B English Street
Fort Lee, NJ 07024
August 9, 2017
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention:  John Reynolds, Assistant Director

Re:	Leng Universal, Inc.
Request for Withdrawal on Form RW for Registration
Statement on Form S-1 (File No. 333-209332)

Ladies and Gentlemen:
On February 2, 2016, Leng Universal, Inc., a Delaware corporation (the "Company"), filed Registration Statement No. 333-209332 on Form S-1 (together with the exhibits thereto, the "Registration Statement") with the Securities and Exchange Commission (the "Commission").
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.
The Company has determined at this time not to proceed with the offering due to market conditions, and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Act.
In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account for future use.
If you have any questions regarding this letter, please contact the Company's legal counsel, Robert Brantl, Esq. at (914) 693-3026.

Sincerely,

Leng Universal, Inc.

By: Chun Pao Leng
Chun Pao Leng
Chief Executive Officer